MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)


Item 1.		Reporting Issuer

ENERGY POWER SYSTEMS LIMITED, 2 Adelaide Street West, Suite
301, Toronto, Ontario, M5H 1L6.

Item 2.		Date of Material Change

May 21, 2002.

Item 3.		Press Release

The Press Release was disseminated via BCE Emergis via North
American Disclosure on May 21, 2002.

Item 4.		Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit
"A".

Item 5.		Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.		Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.		Omitted Information

No information has been omitted in respect of the material change.

Item 8.		Senior Officer

Sandra J. Hall, Secretary  (416) 861-1484.

Item 9.		Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 21st day of May, 2002.


ENERGY POWER SYSTEMS
LIMITED



Per:  "Sandra J. Hall"
          Secretary





-2-
Exhibit "A"
NEWS RELEASE

Energy Power Systems to Commence Trading on the American Stock
Exchange
under the Symbol EGY

Toronto, Canada - May 21, 2002 - Energy Power Systems Limited (OTC BB:
EYPSF & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announced today that its application has been conditionally approved for listing on the American Stock Exchange ("AMEX"). Pending the satisfaction of certain initial listing requirements, Energy Power anticipates trading to commence on AMEX on May 22, 2002, under the ticker symbol "EGY".

About the American Stock Exchange

As America's second largest floor-based exchange, the American Stock Exchange has a significant presence in common stocks, index shares and equity derivative securities. The American Stock Exchange has been a pioneer in market innovation for more than a century and remains committed to developing successful new investment products and innovative services for companies and investors.

Scott Hargreaves, Chief Financial Officer of Energy Power, stated "We have been pursuing a listing on the Amex to provide our shareholders and potential investors with an efficient and visible trading market.
 We are impressed with the portfolio of energy related companies listed on Amex and the issuer based services and attention that Amex offers to enhance an issuer's profile".

About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas
Division.

There are approximately 10.6 million shares issued and outstanding in the capital of the Company.

 For further information contact:
 Scott T. Hargreaves, CFO
 Telephone: (416) 861-1484
 www.epsx.com


Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.